300 North LaSalle Street
Chicago, Illinois 60654

(312) 862-2000	Facsimile:
(312) 862-2200
www.kirkland.com
August 15, 2011
By Electronic Transmission
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Esq. Stephani Bouvet, Esq.

Re:	APAC Customer Services, Inc. Preliminary Proxy Statement on Schedule 14A Filed on August 3, 2011 File No. 000-26786
Dear Ms. Mills-Apenteng and Ms. Bouvet:
          We are counsel to APAC Customer Services, Inc. (the “Company”), and on behalf of the Company we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2011, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed with the Commission on August 3, 2011 (as amended, the “Proxy”). We are concurrently filing an Amendment to the Proxy (the “Proxy Amendment”) in response to the Staff’s comments.
          The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission
August 15, 2011

Opinion of Credit Suisse Securities (USA) LLC
Miscellaneous, page 32
          1. We note that Credit Suisse will receive a fee for its services, a significant portion of which is contingent upon the consummation of the merger. Please disclose the total amount of fees to be paid for the services rendered in connection with this transaction. State separately the amount of fees to be paid, which are contingent upon the consummation of the merger.
          Response: The Company has revised the disclosure appearing on page 32 of the Preliminary Proxy in response to the Staff’s comment. For your convenience, the revised disclosure is as follows:
“Credit Suisse will receive a fee of approximately $6.4 million for its services, $750,000 of which was payable upon delivery of its opinion and the remaining portion of which is contingent upon the consummation of the merger.”
* * * * * * * *
          The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (312) 862-2295 or by facsimile at (312) 862-2200.

Sincerely,
/s/ H. Kurt von Moltke, P.C.

H. Kurt von Moltke, P.C.

cc:	Robert B. Nachwalter, APAC Customer Services, Inc.